May 15, 2008
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C.
20549
BY EDGAR AND MESSENGER

FOR ATTENTION:	H ROGER SCHWALL, ASSISTANT DIRECTOR DIVISION OF CORPORATION FINANCE
Dear Sir,
REPLY TO REVIEW LETTER DATED MARCH 5, 2008
Reference is made to the Staff’s comment letter dated April 25, 2008 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2007. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:
Operating and Financial Review and Prospects, page 112
1.	We note your response to our prior comment 3 and reissue it in part.
•	In regard to your response to the first bullet, we note that you state that you are unable to provide a specific amount of the estimated costs related to HDSA participation. Please confirm that in all future filings you will disclose these costs when known, if material.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose costs related to HDSA participation when known and if material in future filings.

Directors:
PT Motsepe* (Chairman), GP Briggs (Chief Executive), F Abbott (Interim Financial Director), JA Chissano*#, FFT De Buck*, Dr CM Diarra*##, KV Dicks*, Dr DS Lushaba*, C Markus*, M Motloba*, CML Savage*, AJ Wilkens* *Non-Executive; #Mozambican; *##US/Mali Citizen

Secretary:	MP van der Walt
Registration Number: 1950/038232/06

•	In regard to your response to the fourth bullet, please discuss the impact on your operations and operating results, both if CONOPS works at a mine, and if it does not and has to be abandoned.

Response: We have a CONOPS task team comprised of a mining engineer, 2 production engineers, a financial manager and a human resource manager, which studies the success of CONOPS at each mine and reports to both Chief Operating Officers. After the CONOPS task team completes its due diligence study at each operation, it makes a determination as to the success of the CONOPS operation. Overall, it was concluded that CONOPS was unsuccessful at most of the Harmony operations where it was implemented. The level of success in each case was measured against criteria that included the percentage production increase, if any, the percentage decrease in unit cost (R/ton) and the safety record at the mine. The success rate of achieving the original envisaged benefits from CONOPS varied between the different operations. Based on the performance before and after the implementation of CONOPS, a decision was taken to either continue or discontinue CONOPS at an operation. In cases where CONOPS was abandoned, the operations generally continued on the same or marginally lower production levels, while total working costs normally decreased as a result of lower labour cost due to withdrawal from paying CONOPS allowances over a three month period and in some cases the reduction of labour. At operations where the decision was taken to abandon CONOPS because of production and unit cost reasons, profitability has improved.

•	In regard to your response to the fifth bullet, discuss the impact declining workforce productivity will have on your operating results.

Response: The decline in productivity has been one of the challenges facing the SA gold industry for a number of years. This decline of productivity in Harmony mainly came as a result of an aging workforce, the health of the workforce that has been negatively impacted by HIV/Aids, increased working distances from shafts and aging infrastructure. Harmony reacted to these challenges through various initiatives including the “Healthy workforce” drive, the VCT campaign (voluntary testing and counselling), upgrade of rail bound equipment and track work and other improvement projects. Although these initiatives are in place to mitigate the effect of a declining labour productivity, there may continue to be a negative impact on production and unit costs. The impact will be reported by the company, if material.

•	In regard to your response to the sixth bullet, discuss in the amended 20-F the industry concerns over the reliability of the electricity supply and how this may impact your results in the future. Confirm that in all future filings you will estimate how long you expect to receive only 90% of your electricity needs, and discuss the impact the resulting decline in production will have on your operations and operating results.

Response: Harmony respectfully submits that it does not operate with only 90% of its required power, but at 90% of what was previously used. Harmony therefore operates at 100% of its revised electricity needs. We have had consistent electricity supply since the beginning of February 2008. Gold production will only be negatively affected at two of our mines, the Evander 7 shaft and Bambanani mine. At both these mines it was decided to stop production from low grade production areas due to low profitability and also due to high electricity consumption. The closing of these areas assisted to reduce electricity consumption to 90%. Moreover, efficiency projects at other operations further assisted in improving electricity consumption and shifting load to off peak periods.

Harmony applied to Eskom to give it clarity on the amount of electricity available to Harmony in the future mainly in respect of project operations and future new projects. Discussions remain ongoing with Eskom in order to reach an agreement. Harmony is also investigating co-generating projects to ensure guaranteed supply of electricity to its mines in the future.
Engineering Comments
2.	We note your response to our comment 11 in which you state that the reserve estimates for the Golpu and Evander South projects are supported by nearby mining operations, engineering studies, and other evaluations. Supplementally provide the Competent Persons Report (CPR) and the pre-feasibility study for the Golpu project.
To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Response: Enclosed is a CD containing the CPR and pre-feasibility study for the Golpu project. Should you have any technical questions, please contact:

Mr Greg Job Phone: +61 7 3320 3781 (Direct) Fax: +61 7 3320 3740 Mobile: +61 417 172 387 Email greg.job@harmonyseasia.com

Kindly return the CD in the shipping label enclosed to:

Ms Julie Lasso Hogan & Hartson Juxon House 100, St Paul’s Churchyard, London EC4M 8BU
Yours faithfully
/s/ F Abbott
F Abbott
Chief Financial Officer

Cc:	K Stertzel
J Davis
K Schuler
D Levy

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